Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2010
AND INCREASES DIVIDEND
FOR IMMEDIATE RELEASE: August 6, 2010
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces net earnings for the six months ended June 30, 2010 of $38.9 million, or $0.37 per diluted share, and adjusted net earnings of $38.2 million, or $0.36 per diluted share. This compares to financial statement net earnings of $58.7 million, or $0.56 per diluted share, and adjusted net earnings of $58.1 million, or $0.55 per diluted share, for the first half of 2009. Adjusted net earnings is a non-GAAP financial measure and is defined below. In the first half of 2010, the Company conducted 105 industrial auctions in 15 countries throughout North America, Europe, the Middle East, Central America, Asia and Australia. All dollar amounts in this release are presented in United States dollars.
Quarterly dividend
The Company is also announcing the declaration of a quarterly cash dividend of $0.105 per common share payable on September 10, 2010 to shareholders of record on August 20, 2010. This represents a 5% increase over the Company’s previous quarterly dividend.
Gross auction proceeds and auction revenues
For the six months ended June 30, 2010 gross auction proceeds were $1.7 billion and auction revenues were $186.8 million compared to $1.9 billion and $204.1 million, respectively, in the first half of 2009. Gross auction proceeds is a non-GAAP financial measure and is described below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.81% for the first six months of 2010, compared to 10.70% for the first six months of 2009, mainly due to the continuing strong performance of the Company’s at risk business.
The Company achieved gross auction proceeds of $951.6 million for the second quarter of 2010, representing a 14% decrease compared to the second quarter of 2009. Auction revenues were $103.3 million for the three months ended June 30, 2010, compared to $120.5 million for the second quarter of 2009, a decrease of 14%. The Company’s auction revenue rate was 10.86% for each of the second quarter of 2010 and 2009.
Net earnings for the quarter
Net earnings for the three months ended June 30, 2010 were $26.1 million, or $0.25 per diluted share, compared to net earnings for the three months ended June 30, 2009 of $38.8 million, or $0.37 per diluted share. Adjusted net earnings for the three months ended June 30, 2010 were $25.4 million, or $0.24 per diluted share, which represented a 35% decrease over the adjusted net earnings for the three months ended June 30, 2009 of $38.8 million, or $0.37 per diluted share.

Bidders, buyers and sellers
The Company had approximately 167,000 bidder registrations at its industrial auctions in the first half of 2010, of which over 48,000 were successful buyers. In the first half of 2009, the Company had over 177,000 bidder registrations, of which almost 51,000 were buyers.
In the first half of 2010, Ritchie Bros. sold close to 145,000 lots on behalf of approximately 20,000 consignors. In the first half of 2009, Ritchie Bros. sold over 148,000 lots for over 18,000 consignors.
Average Ritchie Bros. auction
The Company’s auctions varied in size over the 12 months ended June 30, 2010, but the average Ritchie Bros. industrial auction attracted over 1,500 bidders who competed for over 1,300 lots consigned by 187 consignors. For the 12 months ended June 30, 2009, the average industrial auction attracted almost 1,700 bidders, who competed for over 1,400 lots consigned by 185 consignors. The average gross auction proceeds per industrial auction for the 12 months ended June 30, 2010 was $15.1 million (12 months ended June 30, 2009 — $17.6 million).
Online bidding statistics
Ritchie Bros. sold over $430 million worth of trucks, equipment, and other assets to online bidders during the first half of 2010, compared to almost $425 million in the first half of 2009. The Company currently has registered online users of its website from 159 countries. Internet bidders represented approximately 25% of the total registered bidders at Ritchie Bros. industrial auctions for the six months ended June 30, 2010, and they were the buyer or runner up bidder on 38% of the lots offered online at these auctions (first six months of 2009 — 34%). Since launching its real-time online bidding service in 2002, the Company has sold almost $3.6 billion worth of trucks, equipment, and other assets to online bidders (June 30, 2009 — almost $2.7 billion) confirming Ritchie Bros.’ position as the largest seller in the world of used equipment and trucks to online buyers.
Summary comments
Peter Blake, the Company’s CEO commented: “There is a lot of uncertainty in equipment markets rights now, and Ritchie Bros. unfortunately is not immune. Our growth in the second half of the year will not reach the levels we had expected at the beginning of this year, which is substantially being driven by market dynamics in the United States, our largest market. Equipment owner and creditor actions that we have experienced in previous down cycles have not yet materialized. Low interest rates, lack of confidence in the firmness of the pricing environment, and lack of urgency on the part of creditors to react and liquidate assets as they have in past down cycles have all contributed to this effect, which is significantly impacting our ability to generate consignments to sell at our US auctions.”
Mr. Blake continued: “In spite of the challenges we are facing in some of our markets, our business model is very much intact and we are pleased with our operational execution to date in 2010. We expect equipment market conditions will improve as the economy returns to a more balanced state, which we believe will allow us to resume our historic growth. We have a solid team in place and our investments in places and processes position us well for future growth. We continue to believe that although we are experiencing a challenging environment in the US, our long-term growth strategy is sound.”
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 42 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the six months ended June 30, 2010 at 8:00am Pacific Time (11:00am Eastern Time) on August 6, 2010. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; improvement in market conditions and general economic conditions; and our long-term growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009 and for the six months ended June 30, 2010, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Six months ended	Six months ended
	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)
Gross auction proceeds (1)	$1,728,292	$1,907,622

Auction revenues (1)	$186,844	$204,134
Direct expenses (1)	25,153	24,966

	161,691	179,168

Expenses
Depreciation and amortization	15,547	14,596
General and administrative	90,991	81,202

Earnings from operations	55,153	83,370

Other income (expense)
Interest expense	(2,300)	(226)
Interest income	1,229	1,220
Foreign exchange gain (loss) (2)	138	530
Gain (loss) on disposition of capital assets	1,231	(97)
Other income	313	698

Earnings before income taxes	55,764	85,495

Income taxes	16,846	26,769

Net earnings (2)	$38,918	$58,726

Net earnings per share	$0.37	$0.56
Net earnings per share — diluted	$0.37	$0.56

Weighted average shares outstanding	105,459,956	104,981,514
Diluted weighted average shares outstanding	106,136,459	105,590,921

Net earnings in accordance with Canadian GAAP	$38,918	$58,726
Less: after-tax foreign exchange impact of financing transactions (2)	—	(664)
Less: after-tax gain on sale of excess property (3)	(756)	—

Adjusted net earnings	$38,162	$58,062

Adjusted net earnings per share	$0.36	$0.55
Adjusted net earnings per share — diluted	$0.36	$0.55

(1)	Gross auction proceeds, auction revenues and direct expenses for the six months ended June 30, 2010 include the results of the auction of Apoise for $46,790, $850 and $180 respectively.

(2)	Net earnings for the first six months of 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The Company has highlighted this amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods. No long-term intercompany loans were settled in the first six months of 2010 that resulted in a significant foreign exchange adjustment.

(3)	During the six months ended June 30, 2010, the Company completed the sale of its former Houston, Texas, permanent auction site.

Consolidated Statements of Operations (Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)
Gross auction proceeds	$951,634	$1,109,331

Auction revenues	$103,300	$120,459
Direct expenses	14,468	16,113

	88,832	104,346

Expenses
Depreciation and amortization	9,138	7,607
General and administrative	44,584	41,384

Earnings from operations	35,110	55,355

Other income (expense)
Interest expense	(1,022)	(64)
Interest income	618	601
Foreign exchange gain (loss)	568	(167)
Gain (loss) on disposition of capital assets	1,146	(52)
Other income	591	400

Earnings before income taxes	37,011	56,073

Income taxes	10,893	17,226

Net earnings	$26,118	$38,847

Net earnings per share	$0.25	$0.37
Net earnings per share — diluted	$0.25	$0.37

Weighted average shares outstanding	105,506,627	105,066,310
Diluted weighted average shares outstanding	106,106,215	106,034,620

Net earnings in accordance with Canadian GAAP	$26,118	$38,347
Less: after-tax gain on sale of excess property(1)	(756)	—

Adjusted net earnings	$25,362	$38,347

Adjusted net earnings per share	$0.24	$0.37
Adjusted net earnings per share — diluted	$0.24	$0.37

(1)	During the three months ended June 30, 2010, the Company completed the sale of its former Houston, Texas, permanent auction site.

Selected Balance Sheet Data (USD thousands)

	June 30, 2010
	(unaudited)	December 31, 2009
Current assets	$277,355	$198,707
Current liabilities	245,990	168,197

Working capital	$31,365	$30,510

Total assets	938,030	857,821
Long-term debt	129,223	130,394
Total shareholders’ equity	545,744	544,411
Selected Operating Data (unaudited)

	Six months ended	Six months ended
	June 30, 2010	June 30, 2009
Auction revenues as percentage of gross auction proceeds	10.81%	10.70%
Number of consignments at industrial auctions	19,809	18,045
Number of bidders at industrial auctions	166,753	177,012
Number of buyers at industrial auctions	48,734	50,817
Number of permanent auction sites	35	31
Number of regional auction units	7	8

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com